Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

August 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attention:  Edward P. Bartz, Staff Attorney

Re:                       Ares Capital Corporation (File Nos. 333-181563 and 814-00663)

Dear Mr. Bartz:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 2 (“Amendment No. 2”) to its registration statement initially filed on Form N-2 on May 21, 2012 (the “Registration Statement”).

As discussed in telephone conversations with the Staff of the Securities and Exchange Commission on August 15 and 16, 2012, the Fund hereby confirms that for so long as its investment in the Senior Secured Loan Fund LLC d/b/a the “Senior Secured Loan Program” (the “SSLP”) meets any of the conditions set forth in 17 CFR Section 210.1-02(w), substituting 20% for 10% (measured for the most recently completed fiscal year of the SSLP), the Fund will:

(A)       include information similar to that disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Senior Secured Loan Program” in its subsequent filings that include MD&A disclosure; and

(B)       use commercially reasonable efforts to (i) provide disclosure in its subsequent 10-Q and 10-K filings and future registration statements with respect to (A) the fair value of the loans in the SSLP’s portfolio (individually and in the aggregate) as of the then most recent prior year end and (B) certain of the SSLP’s annual summary balance sheet and statement of operations information as discussed with the Staff of the Division of Investment Management (the “Staff”); and (ii) obtain the consent of borrowers who receive loans from the

United States Securities and Exchange Commission

August 16, 2012

SSLP to permit the Fund to disclose such borrower’s name, industry and the material terms of such loans (consistent with current disclosure in respect of SSLP loans in the Fund’s management’s discussion and analysis) in the Fund’s public filings.  To the extent annual information with respect to the SSLP or the fair value of the loans in the SSLP’s portfolio is not available to be included for the same year reported in a Form 10-K filed by the Fund, the Fund will include such information in a supplemental filing (including by way of a Registration Statement, Form 8-K, Form 10-Q or amendment to the Form 10-K); and (C) disclose defaults of an SSLP loan by an individual SSLP portfolio company if material to that investment.

For the avoidance of doubt, the Fund will use commercially reasonable efforts to include in its Form 10-Q for the quarter ended September 30, 2012 disclosure with respect to (A) the fair value of the loans in the SSLP’s portfolio (individually and in the aggregate) as of December 31, 2011 and (B) certain of the SSLP’s summary balance sheet and statement of operations information as of December 31, 2011.

The Fund understands that:

(a)        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;

(c)        the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and

(d)        nothing in this letter changes the Fund’s obligations under Regulation S-X, including Rule 3-09, as it may be amended or interpreted in the future.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                               Michael J. Arougheti, Ares Capital Corporation
Penni F. Roll, Ares Capital Corporation